Metallica Resources Inc. (a development stage company) Consolidated Balance Sheets
(unaudited) U.S. dollars (000’s)
	March 31,	December 31,
	2007	2006
	$	$
Assets
Current assets:
Cash and cash equivalents	36,063	44,762
Value-added tax receivable and other current assets	3,295	2,991
Inventory (Note 4)	1,700	133
	41,058	47,886

Mineral properties, plant and equipment (Note 5)	92,715	84,827
Other assets	258	240

Total assets	134,031	132,953

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	6,396	5,790

Restricted stock units (Note 8(d))	842	557
Asset retirement obligation (Note 7)	719	611
	7,957	6,958

Shareholders’ equity:
Share capital – 92,234,063 common shares (2006: 92,001,263) (Note 8(a))	134,317	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(b))	10,364	10,364
Stock options (Note 8(c))	2,493	2,474
Accumulated other comprehensive income (Note 9)	72	–
Deficit	(22,657)	(21,900)
	126,074	125,995
Total liabilities and shareholders’ equity	134,031	132,953

Contingencies (Note 11)
Commitments (Note 12)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc. (a development stage company) Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars (000’s, except share data)

	Three Months Ended March 31,
	2007	2006
	$	$
Interest income	412	337

General and administrative expense	758	455
General and administrative expense – stock-based compensation	207	42
Exploration expense	117	45
Restricted stock unit expense	235	93
Foreign exchange loss (gain)	(168)	53
	1,149	688
Loss before income taxes	(737)	(351)
Income tax provision (Note 10)	20	16
Net loss	(757)	(367)

Deficit at beginning of period	(21,900)	(18,769)
Deficit at end of period	(22,657)	(19,136)
Basic and diluted loss per share	(0.01)	–
Weighted average number of common shares outstanding	92,114,490	84,110,240

Consolidated Statement of Comprehensive Income
(unaudited) U.S. dollars (000’s)
	Three Months Ended
		March 31, 2007
		$
Net loss		(757)
Unrealized gains on available-for-sale securities		224
Comprehensive loss		(533)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc. (a development stage company) Consolidated Statements of Cash Flows
(unaudited) U.S. dollars (000’s)

	Three Months Ended March 31,
	2007	2006
	$	$
Cash flows provided from (used for) operating activities
Net loss	(757)	(367)
Non-cash items:
Depreciation and amortization	17	3
Stock-based compensation expense	207	42
Restricted stock unit expense	235	93
Common share contribution to retirement plan	8	–
Unrealized gain on available-for-sale securities	224	–
Changes in non-cash working capital and other assets	(2,294)	(126)
	(2,360)	(355)

Cash flows used for investing activities
Mineral properties, plant and equipment	(6,666)	(4,022)
	(6,666)	(4,022)

Cash flows provided from financing activities
Proceeds from exercise of warrants	–	54
Proceeds from exercise of stock options	479	440
	479	494

Decrease in cash and cash equivalents	(8,547)	(3,883)
Cash and cash equivalents, beginning of period (as restated, see Note 9)	44,610	42,670
Cash and cash equivalents, end of period	36,063	38,787

Cash and cash equivalents consist of:
Cash on hand and bank balances	1,727	1,983
Short-term investments	34,336	36,804
	36,063	38,787

Non-cash investing activities:
Increase in accounts payable and accrued liabilities related to mineral properties, plant and equipment	1,006	874

Income tax payments	22	28

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc. (a development stage company) Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.     Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, except as described in Note 3.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2006. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Certain of the prior period figures have been reclassified to conform with the current period presentation.

2.     Nature of Operations

The Company is engaged in the exploration, acquisition and development of precious and base metal mineral deposits throughout the Americas.

Construction of the Company’s 100%-owned Cerro San Pedro gold and silver mine in Mexico is nearing completion. Commissioning of the process plant facilities is underway. The initial gold and silver doré bar was poured in April 2007.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

3.     Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted the two new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants ("CICA").

a)     Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

b)     Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $0.15 million decrease to accumulated other comprehensive income. The $0.15 million adjustment resulted from unrealized gains, which were more than offset by related foreign exchange losses, on cash equivalents accounted for as available-for-sale securities (Note 9). As prescribed by these standards, prior periods have not been restated.

4.     Inventory

The Cerro San Pedro mine is a run-of-mine operation whereby gold and silver bearing ore is mined and placed on leach pads without screening or crushing. Ore on leach pads represents mined ore that has been stacked on an impermeable pad and is being permeated with chemical solutions to dissolve precious metals, which will be recovered in a processing plant in the form of partially refined gold and silver, or doré. The amount of gold and silver in the ore on leach pads is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.

Inventory represents ore on leach pads and includes direct production costs, overhead and depreciation incurred to deliver the ore to the leach pad. In future periods, inventory will also include doré, which will be valued at the average cost per recoverable ounce of gold and silver. All product inventory is valued at the lower of average cost or net realizable value. At March 31, 2007, the Company had ore on leach pad inventory totaling $1.7 million.

5.     Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the three month period ended March 31, 2007 are summarized as follows:

				Plant
	Mineral	Deferred	Construction	and		Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	23,924	20,840	35,213	1,128	81,105	383	80,722
El Morro, Chile	–	114	–	–	114	–	114
Rio Figueroa, Chile	562	2,115	–	–	2,677	–	2,677
Other Projects, Chile	41	13	–	–	54	–	54
Alaska Peninsula, USA	225	855	–	–	1,110	–	1,110
Office Furniture and Equipment	–	–	–	274	274	124	150
Balance at Dec. 31, 2006	24,752	23,967	35,213	1,402	85,334	507	84,827

	Mineral	Deferred	Construction	Plant and		Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	750	802	6,014	94	7,660	38	7,622
El Morro, Chile	–	6	–	–	6	–	6
Rio Figueroa, Chile	7	218	–	–	225	–	225
Other Projects, Chile	14	–	–	–	14	–	14
Alaska Peninsula, USA	–	28	–	–	28	–	28
Office Furniture and Equipment	–	–	–	10	10	17	(7)
2007 Additions	771	1,054	6,014	104	7,943	55	7,888

				Plant
	Mineral	Deferred	Construction	and		Accumulated
	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total
	$	$	$	$	$	$	$
Cerro San Pedro, Mexico	24,674	21,642	41,227	1,222	88,765	421	88,344
El Morro, Chile	–	120	–	–	120	–	120
Rio Figueroa, Chile	569	2,333	–	–	2,902	–	2,902
Other Projects, Chile	55	13	–	–	68	–	68
Alaska Peninsula, USA	225	913	–	–	1,138	–	1,138
Office Furniture and Equipment	–	–	–	284	284	141	143
Balance at Mar. 31, 2007	25,523	25,021	41,227	1,506	93,277	562	92,715

6.     Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $30,400 during the three months ended March 31, 2007. Effective April 1, 2007, the director’s consulting rate was increased to $1,250 per day.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaling $18,750 during the three months ended March 31, 2007. Effective April 1, 2007, the director’s consulting rate was increased to $7,188 per month.

7.     Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

(000’s)
$
Balance at December 31, 2006	611
Accretion	13
Additional reclamation provision	95
Balance at March 31, 2007	719

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows as of March 31, 2007 of $1.2 million. Commencement of reclamation activities are expected to begin in 2016. The present value of the estimated future cash outflow layer for 2007 assumes an inflation rate of 2.5% and has been discounted using a risk-adjusted rate of 7.75%. The asset retirement obligation at March 31, 2007 of $0.7 million, which includes accretion totaling $0.1 million, has been capitalized as mineral properties, plant and equipment.

8. Share Capital

a) Common shares issued and outstanding

	Shares	Amount
	(000’s)	(000’s)
		$
Balance at December 31, 2006	92,001	133,572
Exercise of stock options for cash	233	480
Fair value of stock options exercised	–	265
Balance at March 31, 2007	92,234	134,317

b)     Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of March 31, 2007, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.3 million were outstanding at March 31, 2007. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008. None of these warrants were exercised during the three months ended March 31, 2007.

c)     Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of March 31, 2007:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000’s)	(000’s)
	$		$
Balance at December 31, 2006	2.41	3,067	2,474
Stock options granted	5.10	30	–
Compensation cost recognized	–	–	315
Stock options exercised for cash	2.43	(233)	--
Fair value of stock options exercised	–	–	(265)
Stock options forfeited	4.05	(74)	–
Fair value of stock options forfeited	–	–	(31)
Balance at March 31, 2007	2.40	2,790	2,493
Exercisable at March 31, 2007	1.98	1,819

The total fair value of options granted during the three months ended March 31, 2007 was $0.1 million. These options vest over a two-year period.

The fair value of options granted in 2007 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions.

2007 Grants
Risk-free interest rate (Canada)	3.95%
Expected dividend yield	0.0%
Expected price volatility	67%
Expected life of option	3.7 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Restricted stock units

The settlement of RSUs will be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. The Company has 120,000 and 250,000 RSUs outstanding that vest on March 10, 2008 and March 9, 2009, respectively, with a fair value of $0.8 million at March 31, 2007. RSU expense is recorded over the vesting period.

9. Accumulated Other Comprehensive Income

(000’s)
$
Balance at December 31, 2006	–
Unrealized losses on available-for-sale securities	(152)
Balance at January 1, 2007 on adoption of new accounting standard	(152)
Unrealized gains on available-for-sale securities	224
Balance at March 31, 2007	72

10.     Income Taxes

The current period income tax provision represents the Company’s proportionate interim share of the estimated to date 2007 tax obligation associated with a profitable Mexican subsidiary.

11.     Contingencies

a)     The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)    The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

c)     As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

12.     Commitments

In April 2007, the Company entered into an agreement with a law firm to provide legal services with respect to ongoing litigation at the Cerro San Pedro project. In the event that the litigation is resolved in favor of the Company by December 31, 2007, the Company will pay the law firm a success fee of approximately $1 million.